KO 3/30

AB 3/27/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. McKenna & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main St.
(No. and Street)

Bennington VT 05201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen K. Grunberg, CPA
(Name – *if individual, state last, first, middle name*)

930 Albany Shaker Rd. Latham, NY 12110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. B. McKenna & Co., Inc., as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

Report on Internal Controls Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
D.B. McKenna & Co., Inc.
Bennington, Vermont

In planning and performing our audit of the financial statements and supplemental schedules of D.B.McKenna & Co., Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 - Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2 – Determining compliance with the exemptive provisions of Rule 15c3-3.

The company does not carry securities accounts for customers or perform custodial functions relating to customer securities' we therefore did not perform reviews of practices and procedures for this function.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of practices and procedures referred to in the preceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss form unauthorized use or disposition and the transactions are executed in accordance with amangement's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that control may become inadeguate because of changes in conditions or that effectiveness of their designs and operations may deteriorate.

In our review of the internal controls of D.B. McKenna & Co., Inc. for the year ended, we noted no matters involving internal control that we consider to be material weaknesses. Based on our study we therefore believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Sec, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these parties.

Respectfully submitted,

Feiden & Greenberg, CPAs

February 20, 2006

D B McKenna & Co., Inc.

Financial Statements

For the Year Ending
December 31, 2005

FEIDEN & GREENBERG

Table of Contents

930 Albany Shaker Road - Suite 103
Latham, New York 12110
(518) 452-9363
Fax (518) 452-9414

FEIDEN & GREENBERG

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.B. McKenna & Co., Inc.
Bennington, Vermont

We have audited the accompanying comparative balance sheet of D.B. McKenna & Co., Inc. as of December 31, 2005 and 2004, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. McKenna & Co., Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, except for the use of tax depreciation basis for computing depreciation expense as described in the notes to the financial statements.

Respectfully submitted,

Feiden & Greenberg

FEIDEN & GREENBERG, CPAs

February 16, 2006

EXHIBIT A

D.B. MCKENNA & CO., INC.
COMPARATIVE BALANCE SHEET
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 256,847	$ 114,196
Accounts Receivable	570	2,007
TOTAL CURRENT ASSETS	257,417	116,203
INVESTMENTS		
Listed Securities (At Market) (cost $ 20,424)	15,810	16,410
FIXED ASSETS		
Equipment	70,228	70,228
Less: Reserve for Depreciation	(56,826)	(55,317)
TOTAL FIXED ASSETS	13,402	14,911
TOTAL ASSETS	$ 286,629	$ 147,524
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accrued Payroll Taxes	$ 140,200	$ -0-
Accrued Retirement	11,286	-0-
Accrued Corporate Tax	250	9,587
TOTAL CURRENT LIABILITIES	151,736	9,587
STOCKHOLDERS EQUITY		
Common Stock - No Par - 10 Shares, Authorized Issued & Outstanding - at Cost	8,000	8,000
Contributed Capital	40,000	40,000
Unrealized Gain (Loss) on Securities	(9,114)	(4,014)
Retained Earnings	96,007	93,951
TOTAL STOCKHOLDERS EQUITY	134,893	137,937
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 286,629	$ 147,524

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT B

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF INCOME
For the Calendar Year Ended December 31, 2005 and 2004

	2005	2004
INCOME		
Commissions - stock trades	$ 198,539	$ 165,497
Commissions - mutual funds	349,484	298,951
Professional fees	10,421	5,940
Dividend and interest income	6,299	2,800
TOTAL INCOME	564,743	473,188
OPERATING EXPENSES		
Rent	17,880	17,460
Auto Expense	3,231	2,873
Licenses, Dues & Fees	8,104	10,357
Publications	1,367	3,143
Advertising	1,579	3,411
Office Supplies	12,513	9,633
Telephone	4,572	4,357
TV Service	1,177	1,226
Insurance	11,945	9,267
Travel & Entertainment	1,119	-0-
Wages - Officers	233,873	157,000
- Others	194,952	150,207
Payroll & Other Taxes	21,123	18,168
Employee Benefits & Retirements	43,328	34,262
Professional Fees	4,124	2,455
Depreciation	1,509	5,087
TOTAL OPERATING EXPENSES	562,396	428,906
Adjustment of securities to market value	(5,141)	(1,702)
NET OPERATING INCOME	(2,794)	45,984
Less: Provision for Corporate Taxes	(351)	(9,587)
NET INCOME	$ (3,145)	$ 36,397

See Independent Auditors' Report.
Subject to Accompanying Notes.

EXHIBIT C

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (3,145)	$ 36,397
Add: Depreciation	1,509	5,088
Write down of securities	5,141	(1,700)
	3,505	39,785
(Increase) Decrease in Accounts Receivable	1,437	(1,468)
Increase (Decrease) in Accrued Payroll Tax	140,200	(18)
Increase (Decrease) in Corporate Tax	(9,277)	9,037
Increase (Decrease) in Accrued Retirement	11,286	-0-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	147,151	47,336
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	-0-	(3,578)
Purchase of Securities	4,500	-0-
NET CASH USED (PROVIDED) BY INVESTING ACTIVITIES	4,500	(3,578)
CASH FLOWS FROM FINANCING ACTIVITIES:		
No Financing Activities		
NET INCREASE IN CASH	151,651	43,758
CASH BALANCE, JANUARY 1	114,196	70,438
CASH BALANCE, DECEMBER 31	$ 265,847	$ 114,196

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

EXHIBIT D

D.B. MCKENNA & CO., INC.
COMPARATIVE STATEMENT OF RETAINED EARNINGS
For the Calendar Year Ended December 31, 2005 and 2004

	2005	2004
BALANCE RETAINED EARNINGS - January 1	$ 89,937	$ 53,540
PLUS: NET INCOME PER EXHIBIT C Calendar Year	(3,145)	36,397
BALANCE RETAINED EARNINGS - December 31,	$ 86,792	$ 89,937

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. MCKENNA & CO., INC.
COMPUTATION OF NET CAPITAL
December 31, 2005

STOCKHOLDERS EQUITY PER BALANCE SHEET	$ 134,893
LESS: NON-ALLOWABLE ASSETS	(13,273)
NET ALLOWABLE CAPITAL	$ 121,620

NET ALLOWABLE CAPITAL EXCEEDS REQUIRED AS COMPUTED BELOW:

CAPITAL REQUIREMENT:

Minimum Dollar Amount for Broker Dealer	$ 50,000
Excess Net Capital	$ 71,620

See Independent Auditors' Report.
Subject to Accompanying Notes.

SCHEDULE 2

D.B. MCKENNA & CO., INC.
RECONCILIATION OF BOOKS & FOCUS REPORT
2005

Stockholders' Equity per Focus Report	$ 134,763
Less: Corporate Tax Adjustment and Depreciation	130
Stockholders' Equity per Exhibit B	$ 134,893

See Independent Auditors' Report.
Subject to Accompanying Notes.

FEIDEN & GREENBERG

SCHEDULE 3

D.B. MCKENNA & CO., INC.
December 31, 2005

No material differences existed between reports as required and the corporate records except those as noted on Schedule 2.

See Independent Auditors' Report.
Subject to Accompanying Notes.

D.B. MCKENNA & CO., INC.
December 31, 2005

No material inadequacies were found in the examination of the 2005 corporate books and records of D.B. McKenna & Co., Inc.

FEIDEN & GREENBERG, CPAs

D.B. McKENNA Co., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Description of Business

The corporation is a privately owned broker-dealer operating through a relationship with Raymond James & Associates, Inc. The Corporation is a member of NASD and SIPC. The offices are located at 207 Main Street in Bennington, Vermont.

Revenue Recognition

Purchases and sales of securities are recorded on a trade basis along with related commissions and fees.

Securities Owned

The investments are in public companies. The values at December 31, 2005 reflect the fair market value.

2. *FURNITURE AND EQUIPMENT:*

The assets are recorded at cost. The assets are being depreciated on the tax basis. This basis does not conform to generally accepted accounting principles. The difference between the accelerated tax basis and straight-line depreciation does not materially effect the fair presentation of financial condition as of December 31, 2005.

3. *CASH:*

Included in the balance at December 31, 2005 is an account totaling $ 27,051 held by Raymond James & Associates, Inc. as required by their broker agreement.

4. *EMPLOYEE BENEFIT PLAN:*

The company has a qualified voluntary profit sharing plan.

See Independent Auditors' Report.